UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)* Cagle’s, Inc.
(Name of Issuer) Class A Common Stock, $1.00 Par Value
(Title of Class of Securities) 127703-10-6

(CUSIP Number)

James Douglas Cagle

c/o Cagle’s, Inc.

2000 Hills Avenue, N.W.

Atlanta, GA 30318

(404) 355-2820

with a copy to:

G. Bland Byrne

Byrne, Davis & Hicks P.C.

3340 Peachtree Road, Suite 1460

Atlanta, GA 30326

(404) 266-7260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ❑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	127703-10-6	13D	Page	1	of	10

1	NAMES OF REPORTING PERSONS: James Douglas Cagle I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ❑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,082,255
	8	SHARED VOTING POWER: 252,729
	9	SOLE DISPOSITIVE POWER: 2,082,255
	10	SHARED DISPOSITIVE POWER 252,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,334,984
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	127703-10-6	13D	Page	2	of	10

1	NAMES OF REPORTING PERSONS: George Douglas Cagle I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ❑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 336,116
	8	SHARED VOTING POWER: 252,729
	9	SOLE DISPOSITIVE POWER: 336,116
	10	SHARED DISPOSITIVE POWER: 252,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 588,845
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	127703-10-6	13D	Page	3	of	10

1	NAMES OF REPORTING PERSONS: James David Cagle I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ❑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 307,714
	8	SHARED VOTING POWER: 252,729
	9	SOLE DISPOSITIVE POWER: 307,714
	10	SHARED DISPOSITIVE POWER: 252,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 560,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	127703-10-6	13D	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Trust established under the Last Will and Testament of George L. Cagle, James Douglas Cagle as Trustee. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ❑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 938,375
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 938,375
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 938,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	127703-10-6	13D	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Cagle Family Holdings LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ❑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 252,729
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 252,729
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 252,729
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

This Schedule 13D amends and supplements prior Schedule 13D’s filed by the Reporting Persons, as defined in Item 2 below.

ITEM 1.

Security and Issuer.

This Schedule 13D relates to Class A Common Stock, par value $1.00 (“Class A Common Stock”) of Cagle’s, Inc., a Georgia corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2000 Hills Avenue N.W., Atlanta, GA 30318.

The Class A Common Stock is listed on the American Stock Exchange under the symbol CGLA.

ITEM 2.

Identity and Background.

(a)-(c)  This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) under the Act: James Douglas Cagle, a United States citizen, George Douglas Cagle, a United States Citizen, James David Cagle, a United States citizen, that certain Trust established by the Last Will and Testament of George L. Cagle, a Georgia trust (the “George L. Cagle Trust”), and Cagle Family Holdings LLC, a Georgia limited liability company (the “LLC” and collectively with James Douglas Cagle, George Douglas Cagle, James David Cagle, and the George L. Cagle Trust, the “Reporting Persons”).  The Reporting Persons previously formed a group with respect to the Class A Common Stock within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) under the Act and intended to pursue collectively an acquisition of the outstanding shares of the Issuer which they do not already own.

The business address of each of the Reporting Persons is 2000 Hills Avenue, N.W., Atlanta, GA 30318.

James Douglas Cagle’s principal occupation is Chief Executive Officer and President of the Issuer, an integrated poultry processor.  He is also a director and Chairman of the Board of the Issuer.  James Douglas Cagle is the sole trustee of the George L. Cagle Trust and a member and manager of the LLC.

George Douglas Cagle’s principal occupation is Vice President of the Issuer.  He is also a director of the Issuer and a member and manager of the LLC.

James David Cagle’s principal occupation is Vice President of the Issuer.  He is also a director of the Issuer and a member and manager of the LLC.

The George L. Cagle Trust’s principal business is to manage its assets for the benefit of its beneficiaries.

The LLC’s principal business is to hold shares of Class A Common Stock of the Issuer.  The managers of the LLC are James Douglas Cagle, George Douglas Cagle, and James David Cagle.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During  the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All Reporting Persons who are individuals are citizens of the United States of America.  The LLC is organized under the laws of the State of Georgia, and the George L. Cagle Trust is a Georgia trust.

ITEM 3.

Source and Amount of Funds or Other Consideration.

The Reporting Persons no longer have current plans to enter into a transaction to acquire shares of the Issuer.  See Item 4.

ITEM 4.

Purpose of Transaction.

On November 9, 2007, James Douglas Cagle, on behalf of the Reporting Persons, submitted a written offer (the “Offer Letter”) to the Issuer’s Board of Directors setting forth the Reporting Persons’ proposal for a transaction in which a company formed by the Reporting Persons (“Parent”) would merge with and into the Issuer (the “Proposed Merger”), and the Issuer would be the surviving entity.  As a result of the Proposed Merger, each holder of the Issuer’s Class A Common Stock, other than the Reporting Persons and Parent, would receive $9.00 per share, and the Reporting Persons would own 100% of the Issuer’s Class A Common Stock.  On March 11, 2008 James Douglas Cagle on behalf of the Reporting Persons, submitted a written notice to the Issuer’s Board of Directors withdrawing the previous proposal (the “Withdrawal Notice”).  A copy of the Withdrawal Notice is attached hereto as Exhibit 99.2 and is incorporated by reference.

On March 12, 2008, the Issuer issued a press release, attached hereto as Exhibit 99.3 announcing the delivery of the Withdrawal Notice to the Issuer’s Board of Directors.

The Reporting Persons intend to review continuously the Issuer’s business affairs, general industry and economic conditions, the capital needs of the Issuer, and other factors they deem appropriate, and based on such review, they, or each individually, may from time to time determine to increase or decrease their ownership of Class A Common Stock, approve an extraordinary corporate transaction with respect to the Issuer or engage in any of the other events set forth in Items 4(a) through (j) of the Instructions to Schedule 13D.

ITEM 5.

Interest in Securities of Issuer.

(a)-(b) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on the total number of outstanding shares of Class A Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 8, 2008.

Prior to withdrawing their proposal, the Reporting Persons have formed a group as defined in Section 13(d)(3) of the Act and Rule 13d-5(b)(1) under the Act and intended to pursue collectively an acquisition of the outstanding shares of the Issuer that they do not already own.  As a member of a group, each Reporting Person may be deemed to own beneficially all shares of Class A Common Stock that may be owned beneficially by the members of the group as a whole.  Accordingly, in the aggregate, the Reporting Persons may be deemed to own beneficially 2,978,814 shares of Class A Common Stock, constituting approximately 63.9% of the issued and outstanding shares of Class A Common Stock.  The filing of this Schedule 13D and any future amendments by the Reporting Persons hereto, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, is the beneficial owner of any shares of Class A Common Stock in which such person does not have a pecuniary interest.  Furthermore, each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Class A Common Stock owned by the other Reporting Persons, except that (i) James Douglas Cagle, George Douglas Cagle, and James David Cagle are each deemed to be beneficial owners of the 252,729 shares of Class A Common Stock owned directly by the LLC, and (ii) James Douglas Cagle, as sole trustee of the George L. Cagle Trust, is deemed to be beneficial owner of the 938,375 shares of Class A Common Stock owned directly by the George L. Cagle Trust.

James Douglas Cagle is deemed to own beneficially 2,334,984 shares of Class A Common Stock, constituting approximately 50.1% of the issued and outstanding shares of Class A Common Stock.  Of these 2,334,984 shares of Class A Common Stock, James Douglas Cagle has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,082,255 shares of Class A Common Stock.  James Douglas Cagle has shared power to vote or direct the vote and to dispose or direct the disposition of the 252,729 shares of Class A Common Stock owned by the LLC, in which James Douglas Cagle is a manager.

George Douglas Cagle is deemed to own beneficially 588,845 shares of Class A Common Stock, constituting approximately 12.6% of the issued and outstanding shares of Class A Common Stock.  Of these 588,854 shares of Class A Common Stock, George Douglas Cagle has sole power to vote or direct the vote and dispose or direct the disposition of 336,116 shares of Class A Common Stock.  George Douglas Cagle has shared power to vote or direct the vote and dispose or direct the disposition of the 252,729 shares of Class A Common Stock owned by the LLC, in which George Douglas Cagle is a manager.

James David Cagle is deemed to own beneficially 560,443 shares of Class A Common Stock, constituting approximately 12.0% of the issued and outstanding shares of Class A Common Stock.  Of these 560,443 shares of Class A Common Stock, James David Cagle has sole power to vote or direct the vote and dispose or direct the disposition of 307,714 shares of Class A Common Stock.  James David Cagle has shared power to vote or direct the vote and dispose or direct the disposition of the 252,729 shares of Class A Common Stock owned by the LLC, in which James David Cagle is a manager.

The George L. Cagle Trust is deemed to own beneficially 938,375 shares of Class A Common Stock, constituting approximately 20.1% of the issued and outstanding shares of Class A Common Stock.  The George L. Cagle Trust has sole power to vote or direct the vote and dispose or direct the disposition of the 938,375 shares of Class A Common Stock that it beneficially owns.  The George L. Cagle Trust does not otherwise have the sole or shared power to vote or dispose of or direct the vote or disposition of any other shares of Class A Common Stock.

The LLC is deemed to own beneficially 252,729 shares of Class A Common Stock, constituting approximately 5.4% of the issued and outstanding shares of Class A Common Stock.  The LLC has sole power to vote or direct the vote and dispose or direct the disposition of the 252,279 shares of Class A Common Stock that it beneficially owns.  The LLC does not otherwise have the sole or shared power to vote or dispose of or direct the vote or disposition of any other shares of Class A Common Stock.

(c)  None of the Reporting Persons has engaged in any transactions in the Class A Common Stock during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Class A Common Stock that are the subject of this Schedule 13D.

(e)  Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Pursuant to the Operating Agreement for the LLC, the LLC’s business and affairs are managed by the LLC’s managers, who have full authority, power and discretion to manage and control the business, affairs and properties of the LLC.  The managers of the LLC are James Douglas Cagle, George Douglas Cagle, and James David Cagle.  Thus, pursuant to the LLC’s Operating Agreement, these three managers are deemed to share voting and disposition power over the shares of Class A Common Stock owned by the LLC.

ITEM 7.

Material to Be Filed as Exhibits.

EXHIBIT 99.1

Agreement with respect to joint filing of this Schedule 13D pursuant to Rule 13d-1(k), dated March 12, 2008, by and among each of the Reporting Persons.

EXHIBIT 99.2

Withdrawal Notice, dated March 11, 2008.

EXHIBIT 99.3

Press Release issued March 12, 2008.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008

/s/ James Douglas Cagle

James Douglas Cagle

………………………………………………………………………………………………………………….

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008

/s/ George Douglas Cagle

George Douglas Cagle

………………………………………………………………………………………………………………….

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008

/s/ James David Cagle

James David Cagle

………………………………………………………………………………………………………………….

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008

THE GEORGE L. CAGLE TRUST

/s/ James Douglas Cagle

James Douglas Cagle, Trustee

………………………………………………………………………………………………………………….

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008

                      CAGLE FAMILY HOLDINGS LLC

By:

/s/ James Douglas Cagle

James Douglas Cagle, Manager

Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13D, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

DULY EXECUTED this 12th day of March, 2008.

By:

/s/ James Douglas Cagle

James Douglas Cagle

By:

/s/ George Douglas Cagle

George Douglas Cagle

By:

/s/ James David Cagle

James David Cagle

By:

THE GEORGE L. CAGLE TRUST

By: /s/ James Douglas Cagle

James Douglas Cagle, Trustee

By:

CAGLE FAMILY HOLDINGS LLC

By:

/s/ James Douglas Cagle

James Douglas Cagle, Manager

Exhibit 99.2

March 11, 2008

Board of Directors

Cagle’s, Inc.

Dear Board Members:

This letter is to give notice that my sons and I and Cagle Family Holdings, LLC, are withdrawing our offer, conveyed in our letter to you dated November 9, 2007, to acquire the shares of Cagle’s, Inc. which are not owned by our group.  The principal reason for the withdrawal of our offer is the deterioration of credit markets.

Very truly yours,

/s/ James Douglas Cagle

James Douglas Cagle on behalf

of the Cagle Family Group

Exhibit 99.3

Cagle Family Withdraws Offer to Purchase Cagle's Inc.

Atlanta, Georgia (March 12, 2008) - Cagle's Inc. announced today that the group consisting of James Douglas Cagle, the company’s President and Chief Executive Officer, his two sons, and a limited liability company controlled by members of the Cagle family has given notice that it is withdrawing its offer to acquire approximately 36% of the company’s stock. The principal reason cited for the withdrawal of the offer was the deterioration of credit markets.

The offer contemplated a merger between the company and an entity created by the Cagle family group. Pursuant to the offer, the Cagle family group would have paid the company’s shareholders $9.00 per share in cash.

Cagle’s, Inc. is engaged in the production and processing of fresh and frozen poultry products.  The common stock of the company is traded on the American Stock Exchange under the symbol CGLA.

Forward-Looking Statements:

Statements contained in this press release that state the intentions, hopes, beliefs, anticipations, expectations or predictions of or are otherwise related to the future of Cagle's, Inc. and its management are forward looking statements and are, by their nature, uncertain and dependent upon numerous contingencies. It is important to note that the actual results could differ materially from those projected. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: general economic conditions; additional factors affecting the production performance and/or marketability of the company’s poultry products; matters affecting the poultry industry in general, including fluctuations in the commodity prices of feed ingredients and chicken and outbreaks of avian influenza and other diseases; management of our cash resources; and the impact of uncertainties of litigations as well as other risk factors.